Exhibit B.10: Principal accountant fees and services

Information about the principal accountant fees and services is contained in Exhibit B.3(d). The Audit Committee of CIBC pre-approves all services performed by the shareholders’ auditor for CIBC and its subsidiaries in accordance with the Policy on the Scope of Services of the Shareholders’ Auditors, which is disclosed in Exhibit B.3(a).